Exhibit 99.1

Nasus Pharma Announces FDA Clearance to Initiate Clinical Study of NS002 in the Treatment of Anaphylaxis

Clinical study to evaluate NS002, the Company’s investigational intranasal epinephrine powder, as a needle-free alternative to EpiPen® for patients experiencing anaphylaxis and will compare self-administration to administration by a health care professional

Pivotal Study is planned for the fourth quarter of 2026; topline data readout anticipated first quarter 2027

TEL AVIV, Israel, September 14, 2026 (GLOBE NEWSWIRE) - Nasus Pharma Ltd. (NYSE American: NSRX) (“Nasus Pharma” or the “Company”), a clinical-stage pharmaceutical company focused on the development of innovative intranasal products, today announced that the U.S. Food and Drug Administration (“FDA”) has cleared the Company’s Investigational New Drug (“IND”) application for NS002, its investigational intranasal epinephrine powder for the treatment of anaphylaxis. In addition to the current study approved in the IND, Nasus Pharma plans to initiate its pivotal study in the fourth quarter of 2026 and anticipates topline data readout from the study in the first quarter of 2027.

“FDA clearance of our IND for NS002 is a major development milestone for Nasus and represents a significant step toward the commercialization of this promising asset in a growing $2 billion market,” said Brendan O’Grady, Chief Executive Officer of Nasus Pharma. “Patients living with severe allergies today rely almost exclusively on needle-based autoinjectors. Based on the results from our recent Phase 2 study, which showed NS002 achieving the critical 100 pg/mL plasma epinephrine threshold with a median T100 of 1.69 minutes versus 3.47 minutes for EpiPen®, we believe NS002 presents an opportunity to address a significant unmet medical need for these patients. In a market currently dominated by injectables, NS002’s rapid onset and intranasal administration offer patients and caregivers a potentially superior alternative for treating severe allergic reactions. FDA clearance of our IND application brings us one step closer to offering that alternative to the millions of people at risk of anaphylaxis.”

About Nasus Pharma

Nasus Pharma Ltd. (NYSE American: NSRX) is a biopharmaceutical company advancing innovative intranasal therapies through its proprietary intranasal powder technology platform. The Company’s lead product candidate, NS002, is being developed as an intranasal epinephrine treatment for Type I allergic reactions, including anaphylaxis. In addition to NS002, Nasus Pharma is leveraging its proprietary technology platform to develop a growing pipeline of differentiated intranasal product candidates designed to provide rapid, reliable and patient-friendly drug delivery across multiple therapeutic areas.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. Words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words, similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nasus Pharma is using forward-looking statements in this press release when it discusses: the planned initiation of its pivotal clinical study for NS002 in the fourth quarter of 2026; the anticipation of topline data readout to be in the first quarter of 2027; the growing market for anaphylaxis treatment; and that FDA clearance of the Company’s IND application brings it one step closer to offering a needle-free alternative to millions of people at risk of anaphylaxis. Forward-looking statements are based on the Company’s current expectations and are subject to uncertainties, risks and assumptions that are difficult to predict, including the risk that the FDA may require additional information or studies before or after the pivotal study, that the pivotal study may not begin or conclude on the timeline the Company currently expects, and that results of the pivotal study may not support further development or approval of NS002. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (“SEC”) on March 25, 2026, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. Forward-looking statements contained in this press release are made as of this date and the Company undertakes no duty to update such information except as required under applicable law.

Company Contact

Nasus Pharma Ltd.

info@nasuspharma.com

Investor Contact

Mike Moyer

LifeSci Advisors

+1-617-308-4306

mmoyer@lifesciadvisors.com